SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the six months ended December 31, 2013

Aegon N.V.

(Translation of registrant’s name into English)

Aegonplein 50

P.O. Box 85

2501 CB The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒   Form 20-F            ☐             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

The financial statements, notes thereto and Operating and Financial Review and Prospects of Aegon N.V. listed below are attached hereto as Exhibit 99.1. Such financial statements and discussion and analysis are incorporated by reference herein and in Aegon’s Registration Statements under the Securities Act of 1933 on Form F-3 (Nos 333-178225, 333-178224, 333-174878, 333-155858, 333-155857 and 333-150786) and on Form S-8 (Nos 333-89814, 333-129662, 333-132839, 333-132841, 333-138210, 333-144174, 333-144175, 333-150774, 333-151983, 333-151984 and 333-157843).

Interim Financial Statements

Condensed consolidated income statement for the year ended December 31, 2013 and December 31, 2012

Condensed consolidated statement of comprehensive income for the year ended December 31, 2013 and December 31, 2012

Condensed consolidated statement of financial position at December 31, 2013 and December 31, 2012

Condensed consolidated statement of changes in equity for the year ended December 31, 2013 and December 31, 2012

Condensed consolidated cash flow statement for the year ended December 31, 2013 and December 31, 2012

Notes to the condensed consolidated Interim financial statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V. (Registrant)

Date: February 19, 2014

/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Senior Vice President
Corporate Controller

Condensed Consolidated

Interim Financial Statements

Q4 2013

aegon.com	The Hague, February 20, 2013

Unaudited	1

Condensed consolidated income statement

EUR millions	Notes	Q4 2013	Q4 2012	FY 2013	FY 2012

Premium income	4	4,392	4,581	19,939	19,049
Investment income	5	1,971	1,921	7,909	8,413
Fee and commission income		508	486	1,950	1,856
Other revenues		1	3	6	9
Total revenues		6,872	6,991	29,805	29,327
Income from reinsurance ceded		669	968	2,838	4,096
Results from financial transactions	6	5,539	2,290	15,217	13,060
Other income	7	(6)	149	393	149
Total income		13,073	10,398	48,254	46,632

Benefits and expenses	8	12,672	9,620	46,522	43,959
Impairment charges / (reversals)	9	12	69	294	199
Interest charges and related fees		87	103	355	519
Other charges	10	(1)	33	134	52
Total charges		12,771	9,825	47,304	44,729

Share in net result of joint ventures		6	(12)	-	(13)
Share in net result of associates		2	4	21	28
Income before tax		310	565	971	1,918
Income tax (expense) / benefit	11	(136)	(134)	(123)	(336)
Net income		174	431	849	1,582

Net income attributable to:
Equity holders of Aegon N.V.		173	431	846	1,581
Non-controlling interests		2	-	3	1

Earnings per share (EUR per share)	18
Basic earnings per common share		0.06	0.20	0.29	0.70
Basic earnings per common share B		-	-	0.01	-
Diluted earnings per common share		0.06	0.20	0.29	0.70
Diluted earnings per common share B		-	-	0.01	-

Amounts for 2012 have been restated for the changes in accounting policies as disclosed in note 2.

2	Unaudited

Condensed consolidated statement of comprehensive income
EUR millions	Q4 2013	Q4 2012	FY 2013	FY 2012

Net income	174	431	849	1,582

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	(1)	(8)	(6)	(5)
Remeasurements of defined benefit plans	207	453	562	(149)
Income tax relating to items that will not be reclassified	(62)	(113)	(201)	38

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	(225)	568	(3,349)	4,176
(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	(98)	(166)	(435)	(465)
Changes in cash flow hedging reserve	(181)	(126)	(555)	(86)
Movement in foreign currency translation and net foreign investment hedging reserve	(275)	(439)	(784)	(110)
Equity movements of joint ventures	(3)	17	(4)	27
Equity movements of associates	5	-	54	22
Income tax relating to items that may be reclassified	140	(77)	1,286	(1,051)
Other	(4)	2	(6)	(2)
Other comprehensive income for the period	(494)	111	(3,437)	2,395
Total comprehensive income	(320)	542	(2,588)	3,977

Total comprehensive income attributable to:
Equity holders of Aegon N.V.	(322)	543	(2,585)	3,978
Non-controlling interests	2	(1)	(3)	(1)

Amounts for 2012 have been restated for the changes in accounting policies as disclosed in note 2.

Unaudited	3

Condensed consolidated statement of financial position
		Dec. 31, 2013	Dec. 31, 2012
EUR millions	Notes

Assets
Intangible assets	12	2,246	2,485
Investments	13	135,409	145,021
Investments for account of policyholders	14	165,032	152,968
Derivatives	15	13,531	21,134
Investments in joint ventures		1,427	1,568
Investments in associates		470	771
Reinsurance assets		10,345	11,965
Deferred expenses and rebates	17	12,040	11,644
Other assets and receivables		7,429	7,738
Cash and cash equivalents		5,691	9,590
Total assets		353,621	364,884

Equity and liabilities
Shareholders’ equity		19,966	23,488
Other equity instruments		5,015	5,018
Issued capital and reserves attributable to equity holders of Aegon N.V.		24,981	28,506
Non-controlling interests		10	13
Group equity		24,991	28,519

Trust pass-through securities		135	155
Subordinated borrowings		44	42
Insurance contracts		100,642	104,004
Insurance contracts for account of policyholders		84,311	76,169
Investment contracts		14,545	17,767
Investment contracts for account of policyholders		82,608	78,418
Derivatives	15	11,838	18,052
Borrowings	19	12,020	13,742
Other liabilities		22,487	28,016
Total liabilities		328,630	336,365
Total equity and liabilities		353,621	364,884

Amounts for 2012 have been restated for the changes in accounting policies as disclosed in note 2.

4	Unaudited

Condensed consolidated statement of changes in equity
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Full year ended December 31, 2013

At beginning of year	9,099	10,446	6,073	(1,085)	(1,045)	5,018	28,506	13	28,519

Net income recognized in the income statement	-	846	-	-	-	-	846	3	849

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	(6)	-	-	-	(6)	-	(6)
Remeasurements of defined benefit plans	-	-	-	562	-	-	562	-	562
Income tax relating to items that will not be reclassified	-	-	1	(202)	-	-	(201)	-	(201)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	(3,349)	-	-	-	(3,349)	-	(3,349)
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(435)	-	-	-	(435)	-	(435)
Changes in cash flow hedging reserve	-	-	(555)	-	-	-	(555)	-	(555)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	19	(803)	-	(784)	-	(784)
Equity movements of joint ventures	-	-	-	-	(4)	-	(4)	-	(4)
Equity movements of associates	-	-	-	-	54	-	54	-	54
Disposal of group assets	-	3	-	-	-	-	3	(3)	-
Income tax relating to items that may be reclassified	-	-	1,265	-	21	-	1,286	-	1,286
Transfer from / to other headings	-	(3)	3	-	-	-	-	-	-
Other	-	(4)	-	-	-	-	(4)	(2)	(6)
Total other comprehensive income	-	(4)	(3,075)	379	(732)	-	(3,431)	(5)	(3,437)
Total comprehensive income/ (loss) for 2013	-	842	(3,075)	379	(732)	-	(2,585)	(3)	(2,588)

Shares issued and withdrawn	2	-	-	-	-	-	2	-	2
Treasury shares	-	(77)	-	-	-	-	(77)	-	(77)
Dividends paid on common shares	-	(240)	-	-	-	-	(240)	-	(240)
Preferred dividend	-	(83)	-	-	-	-	(83)	-	(83)
Coupons on non-cumulative subordinated notes	-	(21)	-	-	-	-	(21)	-	(21)
Coupons on perpetual securities	-	(146)	-	-	-	-	(146)	-	(146)
Share options and incentive plans	-	30	-	-	-	(3)	27	-	27
Repurchased and sold own shares	(400)	(1)	-	-	-	-	(401)	-	(401)
At end of period	8,701	10,750	2,998	(706)	(1,777)	5,015	24,981	10	24,991

Full year ended December 31, 2012

At beginning of year (as previously stated)	9,097	9,403	3,464	-	(964)	4,720	25,720	14	25,734

Changes in accounting policies relating to IFRS 10	-	(122)	-	-	-	-	(122)	-	(122)
Changes in accounting policies relating to IFRS 11	-	-	17	-	(17)	-	-	-	-
Changes in accounting policies relating to IAS 19	-	15	-	(979)	-	-	(964)	-	(964)

At beginning of year, restated	9,097	9,296	3,481	(979)	(981)	4,720	24,634	14	24,648

Net income recognized in the income statement	-	1,581	-	-	-	-	1,581	1	1,582

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	(5)	-	-	-	(5)	-	(5)
Remeasurements of defined benefit plans				(149)			(149)	-	(149)
Income tax relating to items that will not be reclassified	-	-	1	37	-	-	38	-	38

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	4,176	-	-	-	4,176	-	4,176
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(465)	-	-	-	(465)	-	(465)
Changes in cash flow hedging reserve	-	-	(86)	-	-	-	(86)	-	(86)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	6	(116)	-	(110)	-	(110)
Equity movements of joint ventures					27		27		27
Equity movements of associates					22		22		22
Income tax relating to items that may be reclassified	-	(6)	(1,048)	-	3	-	(1,051)	-	(1,051)
Transfer from / to other headings	-	(19)	19	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	(2)	(2)
Total other comprehensive income	-	(25)	2,592	(106)	(64)	-	2,397	(2)	2,395
Total comprehensive income / (loss) for 2012	-	1,556	2,592	(106)	(64)	-	3,978	(1)	3,977

Shares issued	2	-	-	-	-	-	2	-	2
Treasury shares	-	3	-	-	-	-	3	-	3
Dividends paid on common shares	-	(148)	-	-	-	-	(148)	-	(148)
Preferred dividend	-	(59)	-	-	-	-	(59)	-	(59)
Dividend withholding tax reduction	-	3	-	-	-	-	3	-	3
Issuance of non-cumulative subordinated loans	-	-	-	-	-	271	271	-	271
Coupons on non-cumulative subordinated notes	-	(23)	-	-	-	-	(23)	-	(23)
Coupons on perpetual securities	-	(172)	-	-	-	-	(172)	-	(172)
Cost of issuance of non-cumulative subordinated notes (net of tax)	-	(10)	-	-	-	-	(10)	-	(10)
Share options and incentive plans	-	-	-	-	-	27	27	-	27
At end of period	9,099	10,446	6,073	(1,085)	(1,045)	5,018	28,506	13	28,519

1 For a breakdown of share capital please refer to note 18.

2 Issued capital and reserves attributable to equity holders of Aegon N.V.

Amounts for 2012 have been restated for the changes in accounting policies as disclosed in note 2.

Unaudited	5

Condensed consolidated cash flow statement
EUR millions	FY 2013	FY 2012

Cash flow from operating activities	(1,730)	(997)

Purchases and disposals of intangible assets	(22)	(36)
Purchases and disposals of equipment and other assets	(51)	(53)
Purchases, disposals and dividends of subsidiaries, associates and joint ventures	589	326
Cash flow from investing activities	516	237

Issuance and withdrawals of share capital	(90)	2
Dividends paid	(323)	(207)
Repurchased and sold own shares	(401)	-
Issuances, repurchases and coupons of perpetuals	(194)	(230)
Issuances, repurchases and coupons of non-cumulative subordinated notes	(28)	241
Issuances and repayments of borrowings	(1,516)	2,705
Cash flow from financing activities	(2,552)	2,511

Net increase / (decrease) in cash and cash equivalents	(3,766)	1,751
Net cash and cash equivalents at January 1	9,497	7,717
Effects of changes in foreign exchange rates	(79)	29
Net cash and cash equivalents at end of period	5,652	9,497

	Dec. 31, 2013	Dec. 31, 2012
Cash and cash equivalents	5,691	9,590
Bank overdrafts	(39)	(93)
Net cash and cash equivalents	5,652	9,497

Amounts for 2012 have been restated for the changes in accounting policies as disclosed in note 2.

6	Unaudited

Notes to the Condensed Consolidated Interim Financial Statements

Amounts in EUR millions, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or “the company”) and its consolidated subsidiaries (“Aegon” or “the Group”) have life insurance and pensions operations in over 25 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Its headquarters are located in The Hague, the Netherlands. The Group employs over 26,500 people worldwide.

1. Basis of presentation

The Condensed Consolidated Interim Financial Statements as at December 31, 2013, and for the year then ended, have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as adopted by the European Union (hereafter “IFRS”). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2012 consolidated financial statements of Aegon N.V. as included in Aegon’s Annual Report for 2012. Aegon’s Annual Report for 2012 is available on its website (aegon.com).

The Condensed Consolidated Interim Financial Statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Certain amounts in prior periods have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income, shareholders’ equity or earnings per share. The Condensed Consolidated Interim Financial Statements as at December 31, 2013, and for the year then ended, were approved by the Executive Board on February 19, 2014.

The Condensed Consolidated Interim Financial Statements are presented in euro and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these Condensed Consolidated Interim Financial Statements are unaudited.

2. Significant accounting policies

The accounting policies and methods of computation applied in the Condensed Consolidated Interim Financial Statements are the same as those applied in the 2012 consolidated financial statements, except for the newly applied accounting policies.

Adoption of new accounting policies

Aegon applies new and amended standards that require restatement of previous financial statements. These include IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IAS 19 (revised 2011) “Employee Benefits” and IAS 1 “Presentation of Financial Statements”. Application of IFRS 13 “Fair Value Measurement” is required prospectively as of the beginning of the annual reporting period.

Unaudited	7

The nature and the impact of each new standard/amendment that has been applied for the first time in 2013 is described below:

t

IFRS 7, “Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities”: The amendments to IFRS 7 enable users of the financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and recognized financial liabilities, on the entity’s financial position. The amendment affects disclosure only and is included in note 20.

t

IFRS 10, “Consolidated Financial Statements”: IFRS 10 replaces all the guidance on control and consolidation in IAS 27, “Consolidated and Separate Financial Statements”, and SIC-12, “Consolidation – Special Purpose Entities”. The application of this new standard impacted the financial position of Aegon by consolidating one securitization vehicle that was previously not consolidated. In addition, for several investment funds the consolidation conclusion has been revisited, resulting in changes compared to previous years. The impact of the adoption of IFRS 10 on the financial position of Aegon is described in note 2.1.

t

IFRS 11, “Joint Arrangements”: IFRS 11 replaces IAS 31, “Interests in Joint Ventures” and SIC-13, “Jointly-controlled Entities — Non-monetary Contributions by Venturers”. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method. The effect of this standard is that Aegon starts to account for its joint ventures on a net equity value basis. The impact of the adoption of IFRS 11 on the financial position of Aegon is described in note 2.1.

t

IFRS 12, “Disclosure of Interests in Other Entities”: IFRS 12 imposes disclosure requirements on interests in subsidiaries, associates, joint ventures, and structured entities. This standard affects disclosure only and has therefore no impact on Aegon’s financial position or performance. Aegon will provide the disclosures in the Annual Report 2013 as required.

t

IFRS 13, “Fair Value Measurement”: IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not impacted the fair value measurements carried out by the Group, which are described in note 2.3. IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7, “Financial Instruments: Disclosures”. Some of these disclosures, specifically for financial instruments, are required in interim condensed consolidated financial statements. Aegon provides these disclosures in note 16.

t

IAS 1, “Financial Statement Presentation – Presentation of Items of Other Comprehensive Income”: The amendments require the grouping of items within other comprehensive income that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. The amendment affects presentation only and changes are included in the condensed statement of comprehensive income.

t

IAS 19, “Employee Benefits”: The revised standard eliminates the option to defer the recognition of actuarial gains and losses, known as the “corridor method”. The amendments streamline the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income, to immediately recognize all past service costs and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). The impact of the adoption of the revised IAS 19 on the financial position of Aegon is described in note 2.2.

t

IAS 27, “Separate Financial Statements”: IAS 27 was amended following the issuance of IFRS 10. The revised IAS 27 deals only with the accounting for subsidiaries, associates and joint ventures in the separate financial statements of the parent company. The application of the amendments has not impacted the financial position of the Group.

t

IAS 28, “Investments in Associates and Joint Ventures”: IAS 28 was amended following the issuance of IFRS 10 and IFRS 11. The revised IAS 28 describes the application of the equity method to investments in joint ventures in addition to associates. The application of the amendments has not impacted the financial position of the Group.

For a complete overview of IFRS standards, published before January 1, 2013, that will be applied in future years, but were not early adopted by the Group, please refer to Aegon’s Annual Report for 2012.

8	Unaudited

Taxes

Taxes on income for the year, ending December 31, 2013, are accrued using the tax rate that would be applicable to expected total annual earnings.

Judgments and critical accounting estimates

Preparing the Condensed Consolidated Interim Financial Statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from the estimates made.

In preparing the Condensed Consolidated Interim Financial Statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2012, except for the newly applied assumption changes.

Assumptions changes

In third quarter of 2013, to reflect the low interest rate environment, Aegon lowered its long-term assumption for 10-year US Treasury yields by 50 basis points to 4.25% and extended the uniform grading period from 5 years to 10 years. Aegon also changed its assumed returns for US the separate account bond fund to 4% over the next 10 years and 6% thereafter from its previous assumptions of 4% over the next 5 years and 6% thereafter. In addition, Aegon changed its long-term equity market return assumption for the estimated gross profit in variable life and variable annuity products in the Americas from 9% to 8%. In total, these assumption changes led to a negative impact on earnings of EUR 405 million in the third quarter of 2013. Both the assumptions for the bond fund and that for the long-term equity market are gross assumptions from which asset management and policy fees are deducted to determine the policyholder return.

Exchange rates

Assets and liabilities are translated at the closing rates on the balance sheet date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates are applied for the Condensed Consolidated Interim Financial Statements:

Closing exchange rates

			USD	GBP
December 31, 2013	1	EUR	1.3780	0.8320
December 31, 2012	1	EUR	1.3184	0.8111

Weighted average exchange rates

			USD	GBP
Q4 2013	1	EUR	1.3272	0.8484
Q4 2012	1	EUR	1.2849	0.8103

Unaudited	9

Other

Aegon N.V. is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law, the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. The revaluation account and legal reserves, foreign currency translation reserve and other reserves, cannot be freely distributed. In case of negative balances for individual reserves legally to be retained, no distributions can be made out of retained earnings to the level of these negative amounts.

In addition, Aegon’s subsidiaries, principally insurance companies, are subject to restrictions on the amounts of funds they may transfer in the form of cash dividends or otherwise to their parent companies. There can be no assurance that these restrictions will not limit or restrict Aegon in its ability to pay dividends in the future.

2.1 Changes in accounting policies for consolidation and joint arrangements

Aegon has early adopted IFRS 10 – “Consolidated Financial Statements” on January 1, 2013. Aegon also adopted IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosure of Interests in Other Entities”, and consequential amendments to IAS 27, “Separate Financial Statements” and IAS 28, “Investments in Associates and Joint Ventures”, at the same time.

a. Subsidiaries

IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns.

Aegon has applied the new standard retrospectively, in accordance with the transitional provisions of IFRS 10. The application of this new standard impacted the financial position of Aegon by consolidating one securitization vehicle that was previously not consolidated. In addition, for several investment funds the consolidation conclusion has been revisited which resulted in changes compared to previous years. The effect of the change in accounting policies for consolidation on the financial position, comprehensive income and the cash flows of Aegon at January 1, 2012, and December 31, 2012, are summarized together with the impact of IFRS 11 and revised IAS 19 in note 2.4.

b. Joint arrangements

IFRS 11 replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly-controlled Entities — Non-monetary Contributions by Venturers”. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method.

In general, joint arrangements are contractual agreements whereby the Group undertakes with other parties an economic activity that is subject to joint control. Joint control exists when it is contractually agreed to share control of an economic activity. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Aegon has early adopted IFRS 11 - “Joint Arrangements”, on January 1, 2013. Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. Aegon has assessed the nature of its joint arrangements and determined them to be joint ventures. The joint ventures will be accounted for using the equity method and are no longer proportionately consolidated.

10	Unaudited

Aegon has applied the new policies for interests in joint ventures occurring on or after January 1, 2012, in accordance with the transition provisions of IFRS 11. The effects of the change in accounting policies for joint arrangements on the financial position of the Group are summarized in note 2.4.

2.2 Changes in accounting policies for assets and liabilities relating to employee benefits

Aegon adopted IAS 19 - “Employee Benefits”, on January 1, 2013. As a result, Aegon changed its accounting policies for the assets and liabilities relating to employee benefits.

Aegon has applied the new policies for employee benefits retrospectively in accordance with the transitional provisions of the revised IAS 19. Aegon’s accounting policies for assets and liabilities relating to employee benefits as set out below reflect the changes under the revised IAS 19.

a. Short-term employee benefits

Prior to January 1, 2013, short-term benefits were recognized based on the employee’s entitlement to the benefits. Under the revised IAS 19 a liability is recognized for the undiscounted amount of short-term employee absences benefits expected to be settled within one year after the end of the period in which the service was rendered. Accumulating short-term absences are recognized over the period in which the service is provided. Benefits that are not service-related are recognized when the event that gives rise to the obligation occurs. This change in accounting policies has no impact on Aegon’s financial position.

b. Post-employment benefits

The Group has issued defined contribution plans and defined benefit plans. A plan is classified as a defined contribution plan when the Group has no further obligation than the payment of a fixed contribution. All other plans are classified as defined benefit plans.

Defined contribution plans

The contribution payable to a defined contribution plan for services provided is recognized as an expense in the income statement. An asset is recognized to the extent that the contribution paid exceeds the amount due for services provided.

Defined benefit plans

Revised IAS 19 includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are recognized in other comprehensive income and permanently excluded from profit and loss; expected returns on plan assets that are no longer recognized in profit or loss. Instead, there is a requirement to recognize interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation, and; unvested past service costs are recognized in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognized. Other amendments include new disclosures, such as quantitative sensitivity disclosures.

Upon transition to revised IAS 19, Aegon recognizes all actuarial gains and losses as they occur and therefore no longer applies the corridor approach. Furthermore, past service costs are recognized immediately if the benefits have vested directly after the introduction of, or changes to, a pension plan.

The effects of the change in accounting policies for assets and liabilities relating to employee benefits on the financial position of the Group are summarized in note 2.4.

Unaudited	11

2.3 Changes in accounting policies for fair value measurement relating to financial and non-financial assets and liabilities

Aegon adopted IFRS 13 – “Fair Value Measurement”, on January 1, 2013. This resulted in the Group changing its accounting policies for the fair value measurement of financial and non-financial assets and liabilities.

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. Under IFRS 13, fair value is defined as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability). A fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either:

(a) in the principal market for the asset or liability; or

(b) in the absence of a principal market, in the most advantageous market for the asset or liability.

The application of IFRS 13 has not impacted Aegon’s fair value measurements. The description of Aegon’s methods of determining fair value is included in the consolidated financial statements 2012 and has not changed under IFRS 13. IFRS 13 requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 “Financial Instruments: Disclosures”. Some of these disclosures, specifically for financial instruments, are required in interim condensed consolidated financial statements. These disclosures are provided in note 16.

12	Unaudited

2.4 Impact of changes in accounting policies on the financial position

Impact of changes in accounting policies on condensed consolidated income statement
	FY 2012 (previously reported)	Change in accounting policy IFRS 10/11	Change in accounting policy IAS 19	FY 2012 (restated)
EUR millions

Total income	47,264	(632)	-	46,632

Total charges	(45,386)	592	65	(44,729)

Share in net result of joint ventures	-	(13)	-	(13)
Share in net result of associates	26	2	-	28
Income before tax	1,904	(51)	65	1,918
Income tax (expense) / benefit	(333)	19	(22)	(336)
Net income	1,571	(32)	43	1,582
Net income attributable to:
Equity holders of Aegon N.V.	1,570	(32)	43	1,581
Non-controlling interests	1	-	-	1

Earnings per share (EUR per share)
Basic earnings per share	0.69	(0.01)	0.02	0.70
Diluted earnings per share	0.69	(0.01)	0.02	0.70

Earnings per common share calculation
Net income attributable to equity holders of Aegon N.V.	1,570	(32)	43	1,581
Preferred dividend	(59)	-	-	(59)
Coupons on other equity instruments	(195)	-	-	(195)
Earnings attributable to common shareholders	1,316	(32)	43	1,327

Weighted average number of common shares outstanding (in million)	1,907	-	-	1,907

Impact of changes in accounting policies on condensed consolidated statement of comprehensive income
	FY 2012 (previously reported)	Change in accounting policy IFRS 10/11	Change in accounting policy IAS 19	FY 2012 (restated)
EUR millions
Net income	1,571	(32)	43	1,582

Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	(5)	-	-	(5)
Remeasurements of defined benefit plans	-	-	(149)	(149)
Income tax relating to items that will not be reclassified	1	-	37	38

Items that may be reclassified to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	4,221	(45)	-	4,176
Changes in cash flow hedging reserve	(92)	6	-	(86)
Income tax relating to items that may be reclassified	(1,064)	13	-	(1,051)
Movement in foreign currency translation and net foreign investment hedging reserves	(116)	-	6	(110)
Equity movements of joint ventures	-	27	-	27
Other comprehensive income for the period	(444)	(1)	-	(445)
Total other comprehensive income for the period	2,501	-	(106)	2,395
Total comprehensive income	4,072	(32)	(63)	3,977

Total comprehensive income attributable to:
Equity holders of Aegon N.V.	4,073	(32)	(63)	3,978
Non-controlling interests	(1)	-	-	(1)

Unaudited	13

Impact of changes in accounting policies on condensed consolidated statement of financial position
	January 1, 2012 (previously reported)	Change in accounting policy IFRS 10/11	Change in accounting policy IAS 19	January 1, 2012 (restated)	December 31, 2012 (previously reported)	Change in accounting policy IFRS 10/11	Change in accounting policy IAS 19	December 31, 2012 (restated)
EUR millions

Assets
Investments	144,079	(1,374)	-	142,705	146,234	(1,213)	-	145,021
Investments for account of policyholders	142,529	(866)	-	141,663	153,670	(702)	-	152,968
Investments in joint ventures	-	1,776	-	1,776	-	1,568	-	1,568
Defined benefit assets	303	-	(285)	18	201	-	(179)	22
Other assets	58,465	(851)	-	57,614	66,013	(708)	-	65,305
Total assets	345,376	(1,315)	(285)	343,776	366,118	(1,055)	(179)	364,884

Equity and liabilities
Shareholders’ equity	21,000	(122)	(964)	19,914	24,669	(154)	(1,027)	23,488
Other equity instruments	4,720	-	-	4,720	5,018	-	-	5,018
Issued capital and reserves attributable to equity holders of Aegon N.V.	25,720	(122)	(964)	24,634	29,687	(154)	(1,027)	28,506
Non-controlling interests	14	-	-	14	13	-	-	13
Group equity	25,734	(122)	(964)	24,648	29,700	(154)	(1,027)	28,519

Insurance contracts	104,974	(1,452)	-	103,522	105,209	(1,205)	-	104,004
Insurance contracts for account of policyholders	73,425	(866)	-	72,559	76,871	(702)	-	76,169
Investment contracts	20,847	(1)	-	20,846	17,768	(1)	-	17,767
Investment contracts for account of policyholders	71,433	-	-	71,433	78,418	-	-	78,418
Defined benefit obligations	2,184	-	1,147	3,331	2,222	-	1,328	3,550
Deferred tax liabilities	2,499	(27)	(468)	2,004	3,622	(33)	(480)	3,109
Other liabilities	44,280	1,153	-	45,433	52,308	1,040	-	53,348
Total liabilities	319,642	(1,193)	679	319,128	336,418	(901)	848	336,365
Total equity and liabilities	345,376	(1,315)	(285)	343,776	366,118	(1,055)	(179)	364,884

Impact of changes in accounting policies on condensed consolidated statement of changes in equity
	December 31, 2012 (previously reported)	Change in accounting policy IFRS 10/11	Change in accounting policy IAS 19	December 31, 2012 (restated)	December 31, 2012 (previously reported)	Change in accounting policy IFRS 10/11	Change in accounting policy IAS 19	December 31, 2012 (restated)
EUR millions

Share capital	-	-	-	-	9,099	-	-	9,099
Retained earnings	-	-	-	-	10,543	(155)	58	10,446
Revaluation reserves	-	-	-	-	6,082	(9)	-	6,073
Remeasurement of defined benefit plans	-	-	-	-	-	-	(1,085)	(1,085)
Other reserves	-	-	-	-	(1,055)	10	-	(1,045)
Shareholders’ equity	-	-	-	-	24,669	(154)	(1,027)	23,488

Impact of changes in accounting policies on condensed consolidated cash flow statement
	FY 2012 (previously reported)	Change in accounting policy IFRS 10/11	Change in accounting policy IAS 19	FY 2012 (restated)
EUR millions
Cash flow from operating activities	(966)	(31)	-	(997)
Cash flow from investing activities	71	166	-	237
Cash flow from financing activities	2,602	(91)	-	2,511
Net increase / (decrease) in cash and cash equivalents	1,707	44	-	1,751
Net cash and cash equivalents at January 1	7,826	(109)	-	7,717
Effects of changes in foreign exchange rates	27	2	-	29
Net cash and cash equivalents at end of period	9,560	(63)	-	9,497

	December 31, 2012 (previously reported)	Change in accounting policy IFRS 10/11	Change in accounting policy IAS 19	December 31, 2012 (restated)

Cash and cash equivalents	9,653	(63)	-	9,590
Bank overdrafts	(93)	-	-	(93)
Net cash and cash equivalents	9,560	(63)	-	9,497

14	Unaudited

2.5 Future adoption of voluntary changes in accounting policies

Aegon will make voluntary changes in accounting policies, effective January 1, 2014, which will be applied retrospectively for all periods presented. Changes to these policies relate to deferred policy acquisition costs and how Aegon accounts for longevity trends in the Netherlands. In the paragraphs below, details are provided for these changes in accounting policies.

Deferred policy acquisition costs

Aegon will adopt one single group-wide accounting policy for deferred policy acquisition costs as of January 1, 2014. Upon initial adoption of IFRS, entities were permitted to continue existing accounting policies for insurance contracts even though such policies were often non-uniform between countries. Through adoption of a uniform, group-wide accounting policy, Aegon will eliminate this lack of uniformity for the deferral of policy acquisition costs thereby providing the users of the financial statements with more meaningful information.

IFRS 4 neither prohibits nor requires the deferral of policy acquisition costs, nor does it prescribe what acquisition costs are deferrable. Thus, in developing the new policy, Aegon considered and sought alignment with the proposed description of deferrable policy acquisition costs within the IFRS Insurance Contracts Phase II exposure draft (Exposure Draft). In the absence of detailed guidance in the Exposure Draft, Aegon also considered the recently adopted guidance in US GAAP (ASU 2010-26 “Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”), if not conflicting with IFRS 4 or the Exposure Draft. IFRS currently differs from US GAAP by not limiting the deferral to expenses from successful efforts only and in the detail of how that principle is applied. Under the new accounting policy, deferred policy acquisition costs include costs that are directly attributable to the acquisition or renewal of insurance contracts. The previous accounting policy was based on a broader definition of costs that could be deferred.

The adoption of the new accounting policy is expected to decrease shareholders’ equity at the date of adoption (January 1, 2014), by between EUR 1.4 and 1.6 billion. The company estimates that this accounting change will reduce underlying earnings before tax in 2014 by approximately a EUR 50 million, as certain expenses are no longer deferrable and are directly accounted for in the income statement.

Longevity reserving

As of January 1, 2014, Aegon will amend its policy to determine the insurance contract liability of Aegon the Netherlands to account for longevity risk assumed by Aegon. This change will provide more current information about the financial effects of changes in life expectancy of the insured population. The change will also increase alignment with market pricing of longevity risk. It will supply users of the financial statements with more relevant decision making information on the insurance contract liability and will improve transparency on the longevity risks assumed by Aegon.

Mortality tables will be updated annually based on the prospective tables taking into account longevity trends. The new methodology will take into account the contractual cash flows related to the longevity risk assumed. Previously the methodology applied by Aegon the Netherlands only considered realized mortalities based on retrospective mortality tables.

The change is expected to lead to a decrease in shareholders’ equity at the date of adoption (January 1, 2014) of between EUR 0.8 and 0.9 billion, and an increase in underlying earnings before tax of approximately EUR 105 million in 2014 after taking into account the EUR 25 million benefit from observed mortality in Aegon the Netherlands in Q4 2013.

Unaudited	15

3. Segment information

3.1 Income statement

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Three months ended December 31, 2013

Underlying earnings before tax geographically	327	110	21	49	(13)	(2)	491	(9)	483
Fair value items	(90)	(145)	(6)	2	(21)	-	(260)	5	(255)
Realized gains / (losses) on investments	27	66	10	1	-	-	104	(1)	104
Impairment charges	(11)	(5)	(2)	(6)	-	-	(25)	-	(25)
Impairment reversals	15	8	-	-	-	-	24	-	24
Other income / (charges)	(13)	(6)	2	(11)	(6)	-	(33)	-	(33)
Run-off businesses	14	-	-	-	-	-	14	-	14
Income before tax	269	28	26	35	(40)	(2)	315	(5)	310
Income tax (expense) / benefit	(111)	(4)	(23)	(11)	8	-	(141)	5	(136)
Net income	159	23	2	24	(33)	(2)	174	-	174
Inter-segment underlying earnings	(42)	(11)	(16)	61	8

Revenues
Life insurance gross premiums	1,547	452	1,504	326	13	(18)	3,825	(75)	3,750
Accident and health insurance	436	30	-	35	2	(2)	500	(1)	500
General insurance	-	105	-	56	-	-	162	(19)	142
Total gross premiums	1,983	587	1,504	417	15	(20)	4,487	(95)	4,392
Investment income	842	626	458	54	82	(81)	1,982	(10)	1,971
Fee and commission income	331	87	12	157	-	(58)	530	(22)	508
Other revenues	-	-	-	-	1	-	1	(1)	1
Total revenues	3,156	1,301	1,974	628	97	(158)	6,999	(127)	6,872
Inter-segment revenues	4	-	-	71	83

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Three months ended December 31, 2012

Underlying earnings before tax geographically	352	85	27	52	(53)	(2)	461	(17)	444
Fair value items	(16)	8	(11)	5	(63)	-	(77)	7	(70)
Realized gains / (losses) on investments	43	70	36	-	-	-	149	7	156
Impairment charges	(44)	(18)	-	(17)	-	-	(79)	2	(77)
Impairment reversals	13	8	-	-	-	-	21	-	21
Other income / (charges)	(25)	(7)	-	139	(1)	-	106	-	106
Run-off businesses	(15)	-	-	-	-	-	(15)	-	(15)
Income before tax	308	146	52	179	(117)	(2)	566	(1)	565
Income tax (expense) / benefit	(63)	(28)	(14)	(53)	23	-	(135)	1	(134)
Net income	245	118	38	126	(94)	(2)	431	-	431
Inter-segment underlying earnings	(49)	(13)	(15)	72	5

Revenues
Life insurance gross premiums	1,702	417	1,615	326	-	(21)	4,039	(125)	3,914
Accident and health insurance	457	34	-	41	2	(2)	532	(1)	531
General insurance	-	100	-	36	-	-	136	-	136
Total gross premiums	2,159	551	1,615	403	2	(23)	4,707	(126)	4,581
Investment income	907	558	420	65	96	(94)	1,952	(31)	1,921
Fee and commission income	316	84	30	129	-	(62)	497	(11)	486
Other revenues	2	-	-	1	1	-	4	(1)	3
Total revenues	3,384	1,193	2,065	598	99	(179)	7,160	(169)	6,991
Inter-segment revenues	8	2	-	77	92

16	Unaudited

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Full year ended December 31, 2013

Underlying earnings before tax geographically	1,369	355	98	236	(109)	(3)	1,945	(50)	1,895
Fair value items	(971)	(240)	(16)	(21)	(61)	-	(1,309)	37	(1,272)
Realized gains / (losses) on investments	111	342	48	-	-	-	502	-	502
Impairment charges	(109)	(40)	(31)	(16)	-	-	(196)	-	(196)
Impairment reversals	67	8	-	-	-	-	75	-	75
Other income / (charges)	72	(36)	(45)	(33)	(11)	-	(52)	6	(47)
Run-off businesses	14	-	-	-	-	-	14	-	14
Income before tax	553	388	55	167	(181)	(3)	979	(8)	971
Income tax (expense) / benefit	(107)	(97)	65	(34)	42	-	(130)	8	(123)
Net income	446	292	120	133	(139)	(3)	849	-	849
Inter-segment underlying earnings	(173)	(54)	(59)	257	29

Revenues
Life insurance gross premiums	6,187	3,515	6,537	1,349	14	(73)	17,529	(416)	17,112
Accident and health insurance	1,787	243	-	170	8	(8)	2,200	(10)	2,190
General insurance	-	487	-	194	-	-	681	(44)	637
Total gross premiums	7,975	4,245	6,537	1,713	22	(82)	20,410	(471)	19,939
Investment income	3,370	2,310	2,054	233	336	(336)	7,968	(58)	7,909
Fee and commission income	1,273	328	80	583	-	(238)	2,026	(76)	1,950
Other revenues	4	-	-	2	4	-	10	(3)	6
Total revenues	12,622	6,883	8,670	2,531	362	(656)	30,413	(608)	29,805
Inter-segment revenues	20	1	1	292	342

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Full year ended December 31, 2012

Underlying earnings before tax geographically	1,366	325	110	274	(220)	(4)	1,851	(71)	1,780
Fair value items	(76)	123	(31)	(1)	(4)	-	11	45	56
Realized gains / (losses) on investments	175	138	84	10	-	-	407	3	410
Impairment charges	(181)	(37)	-	(26)	(4)	2	(246)	9	(237)
Impairment reversals	64	8	-	-	-	(2)	70	-	70
Other income / (charges)	(28)	(279)	34	113	(2)	-	(162)	(1)	(163)
Run-off businesses	2	-	-	-	-	-	2	-	2
Income before tax	1,322	278	197	370	(230)	(4)	1,933	(15)	1,918
Income tax (expense) / benefit	(266)	(11)	(24)	(121)	71	-	(351)	15	(336)
Net income	1,056	267	173	249	(159)	(4)	1,582	-	1,582
Inter-segment underlying earnings	(191)	(60)	(62)	286	27

Revenues
Life insurance gross premiums	6,541	3,004	6,047	1,374	-	(73)	16,893	(693)	16,200
Accident and health insurance	1,833	220	-	188	5	(5)	2,241	(11)	2,230
General insurance	-	475	-	144	-	-	619	-	619
Total gross premiums	8,374	3,699	6,047	1,706	5	(78)	19,753	(704)	19,049
Investment income	3,654	2,273	2,337	319	374	(374)	8,583	(170)	8,413
Fee and commission income	1,177	329	133	524	-	(263)	1,900	(44)	1,856
Other revenues	5	-	-	3	5	-	13	(4)	9
Total revenues	13,210	6,301	8,517	2,552	384	(715)	30,249	(922)	29,327
Inter-segment revenues	31	2	1	310	371

Non-IFRS measures

For segment reporting purposes the following non-IFRS financial measures are included: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. Aegon believes that its non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business.

Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While many other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Unaudited	17

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policies alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

Underlying earnings

Certain assets held by Aegon Americas, Aegon The Netherlands and Aegon UK are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on assets.

Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by Aegon Canada and the total return annuities and guarantees on variable annuities of Aegon USA. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon The Netherlands and Variable Annuities Europe (included in New Markets) are excluded from underlying earnings, and the long-term expected return for these guarantees is set at zero.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in Aegon’s credit spread used in the valuation of these bonds are excluded from underlying earnings and reported under fair value items.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings. Changes to these long-term return assumptions are also included in the fair value items.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and other loan portfolios.

Impairment charges/reversals

Includes impairments and reversals on available-for-sale debt securities and impairments on shares including the effect of deferred policyholder acquisition costs, mortgage loans and loan portfolios on amortized cost and associates respectively.

18	Unaudited

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are reported under this heading.

Other charges include restructuring charges that are considered other charges for segment reporting purposes because they are outside the normal course of business. In the condensed consolidated income statement, these charges are included in operating expenses.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run-off the existing block of business. Currently, this line includes the run-off of the institutional spread-based business, structured settlements blocks of business, Bank-Owned and Corporate-Owned Life Insurance (BOLI/COLI) business, and the sale of the life reinsurance business in the United States. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings.

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in Spain, China and Japan and Aegon’s associates in India, Brazil and Mexico are reported on an underlying earnings basis.

Unaudited	19

3.2 Investments geographically

Amounts included in the tables on investments geographically are presented on an IFRS-basis and include the reclassifications following the changes in accounting policies as included in notes 2.1 to 2.4.

						amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	December 31, 2013	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
2,007	46	Shares	1,456	447	55	45	36	(2)	2,036
78,719	8,719	Debt securities	57,125	19,095	10,479	2,812	-	-	89,511
11,289	1	Loans	8,192	24,708	1	508	-	-	33,409
11,418	173	Other financial assets	8,286	293	208	30	103	-	8,920
993	-	Investments in real estate	721	810	-	1	-	-	1,532
104,425	8,938	Investments general account	75,780	45,354	10,743	3,396	139	(2)	135,409
1,804	12,792	Shares	1,309	8,450	15,375	297	-	(8)	25,423
6,675	9,643	Debt securities	4,844	16,791	11,590	307	-	-	33,531
94,950	21,776	Unconsolidated investment funds	68,905	-	26,173	5,744	-	-	100,822
230	3,062	Other financial assets	167	405	3,680	9	-	-	4,261
-	828	Investments in real estate	-	-	996	-	-	-	996
103,659	48,101	Investments for account of policyholders	75,224	25,646	57,813	6,357	-	(8)	165,032

208,084	57,039	Investments on balance sheet	151,004	70,999	68,556	9,754	139	(10)	300,441
155,179	239	Off balance sheet investments third parties	112,611	994	287	60,951	-	-	174,843
363,262	57,277	Total revenue generating investments	263,616	71,993	68,843	70,705	139	(10)	475,285

		Investments
86,347	8,892	Available-for-sale	62,661	19,452	10,687	2,827	8	-	95,635
11,289	1	Loans	8,192	24,708	1	508	-	-	33,409
109,455	47,318	Financial assets at fair value through profit or loss	79,430	26,029	56,872	6,418	131	(10)	168,870
993	828	Investments in real estate	721	810	996	1	-	-	2,528
208,084	57,039	Total investments on balance sheet	151,004	70,999	68,556	9,754	139	(10)	300,441

-	-	Investments in joint ventures	-	819	-	608	-	-	1,427
112	16	Investments in associates	81	19	20	350	1	-	470
32,231	5,167	Other assets	23,390	16,909	6,210	3,004	32,234	(30,467)	51,283
240,427	62,222	Consolidated total assets	174,475	88,746	74,786	13,715	32,373	(30,478)	353,621

						amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	December 31, 2012	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
1,833	42	Shares	1,390	412	51	16	-	(2)	1,867
83,964	8,975	Debt securities	63,686	19,256	11,066	2,817	-	-	96,825
11,748	4	Loans	8,910	22,245	5	552	-	-	31,712
15,434	175	Other financial assets	11,707	286	216	22	759	-	12,990
1,009	-	Investments in real estate	766	860	-	1	-	-	1,627
113,988	9,196	Investments general account	86,459	43,059	11,338	3,408	759	(2)	145,021
1,956	12,107	Shares	1,484	8,406	14,927	63	-	(6)	24,874
6,988	10,508	Debt securities	5,300	16,266	12,954	162	-	-	34,682
77,824	19,136	Unconsolidated investment funds	59,029	-	23,593	5,778	-	-	88,400
207	2,761	Other financial assets	157	422	3,404	21	-	-	4,004
-	817	Investments in real estate	-	-	1,008	-	-	-	1,008
86,975	45,329	Investments for account of policyholders	65,970	25,094	55,886	6,024	-	(6)	152,968

200,963	54,525	Investments on balance sheet	152,429	68,153	67,224	9,432	759	(8)	297,989
132,796	8	Off balance sheet investments third parties	100,725	1,052	10	59,301	-	-	161,088
333,759	54,533	Total revenue generating investments	253,154	69,205	67,234	68,733	759	(8)	459,077
		Investments
95,282	9,155	Available-for-sale	72,271	19,717	11,286	2,826	19	-	106,119
11,748	4	Loans	8,910	22,245	5	552	-	-	31,712
92,924	44,549	Financial assets at fair value through profit or loss	70,482	25,331	54,925	6,053	740	(8)	157,523
1,009	817	Investments in real estate	766	860	1,008	1	-	-	2,635
200,963	54,525	Total investments on balance sheet	152,429	68,153	67,224	9,432	759	(8)	297,989

-	-	Investments in joint ventures	-	854	-	714	-	-	1,568
119	6	Investments in associates	90	21	8	648	4	-	771
33,732	5,098	Other assets	25,586	27,508	6,284	3,318	37,926	(36,066)	64,556
234,814	59,629	Consolidated total assets	178,105	96,536	73,516	14,112	38,689	(36,074)	364,884

4. Premium income and premium to reinsurers

EUR millions	Q4 2013	Q4 2012	FY 2013	FY 2012

Gross
Life	3,750	3,914	17,112	16,200
Non-Life	642	667	2,827	2,849
Total	4,392	4,581	19,939	19,049

Reinsurance
Life	698	848	2,756	3,298
Non-Life	84	97	351	404
Total	782	945	3,108	3,702

20	Unaudited

5. Investment income

EUR millions	Q4 2013	Q4 2012	FY 2013	FY 2012

Interest income	1,735	1,708	6,842	7,322
Dividend income	212	188	957	978
Rental income	24	25	110	113
Total investment income	1,971	1,921	7,909	8,413

Investment income related to general account	1,438	1,452	5,632	5,905
Investment income for account of policyholders	534	469	2,277	2,508
Total	1,971	1,921	7,909	8,413

6. Results from financial transactions

EUR millions	Q4 2013	Q4 2012	FY 2013	FY 2012

Net fair value change of general account financial investments at FVTPL other than derivatives	150	61	370	409
Realized gains and (losses) on financial investments	105	170	500	552
Gains and (losses) on investments in real estate	(15)	39	(49)	(9)
Net fair value change of derivatives	(276)	101	(1,187)	327
Net fair value change on for account of policyholder financial assets at FVTPL	5,565	1,937	15,571	11,851
Net fair value change on investments in real estate for account of policyholders	25	(15)	(12)	(46)
Net foreign currency gains and (losses)	3	3	9	17
Net fair value change on borrowings and other financial liabilities	(21)	(7)	16	(48)
Realized gains and (losses) on repurchased debt	1	1	-	7
Total	5,539	2,290	15,217	13,060

Net fair value change on for accounts of policyholder financial assets at fair value through profit or loss are offset by amounts in the Claims and benefits line reported in note 8 - Benefits and expenses.

7. Other income

In the fourth quarter, other income of EUR 393 million in 2013 mainly reflects two reinsurance recapture transactions totaling EUR 200 million and book gains totaling EUR 176 million related to the sale of Unnim and CAM (refer to note 22 Acquisitions/Divestments).

In the second quarter of 2013, a book gain on Unnim of EUR 102 million included an amount of EUR 26 million which is recycled from equity through the income statement. In the third quarter of 2013, a net gain of EUR 74 million related to the sale of CAM included a negative amount of EUR 44 million which is recycled from equity through the income statement.

Other income in 2012 mainly includes the gain on the sale of Prisma Capital Partners LP (“Prisma”) of EUR 100 million and the gain following the ending of the life, health and pension partnership with Banca Cívica of EUR 35 million.

Unaudited	21

8. Benefits and expenses

EUR millions	Q4 2013	Q4 2012	FY 2013	FY 2012

Claims and benefits	11,958	8,854	43,670	41,143
Employee expenses	518	535	2,060	2,002
Administration expenses	306	270	1,158	1,052
Deferred expenses	(403)	(470)	(1,550)	(1,567)
Amortization charges	294	431	1,183	1,329
Total	12,672	9,620	46,522	43,959

Claims and benefits paid to policyholders, includes claims and benefits in excess of account value for products for which deposit accounting is applied and the change in valuation of liabilities for insurance and investment contracts. In addition, commissions and expenses are included, as well as premium paid to reinsurers. Claims and benefits fluctuates mainly as a result of changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in Results from financial transactions (note 6).

Deferred expenses contain an impairment charge related to Aegon’s Polish pension business. For detailed information refer to note 12, Intangible Assets.

9. Impairment charges/(reversals)

EUR millions	Q4 2013	Q4 2012	FY 2013	FY 2012

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables [1]	28	72	203	243
Impairment reversals on financial assets, excluding receivables [1]	(25)	(22)	(77)	(70)
Impairment charges / (reversals) on non-financial assets and receivables	9	19	167	26
Total	12	69	294	199

Impairment charges on financial assets, excluding receivables, from:
Shares	3	3	3	8
Debt securities and money market instruments	15	24	131	153
Loans	10	44	67	80
Other	-	-	-	1
Investments in associates	-	1	1	1
Total	28	72	203	243

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(12)	(20)	(60)	(54)
Loans	(12)	(2)	(15)	(16)
Total	(24)	(22)	(75)	(70)

1 Impairment charges / (reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 3).

Impairment charges on non-financial assets and receivables contain an impairment charge related to Aegon’s Polish pension business. For detailed information refer to note 12, Intangible assets.

10. Other charges

Other charges of EUR 134 million in 2013 mainly include EUR 71 million related to an increase in reserves in connection with the company’s use of the Social Security Administration’s death master-file in the United States. Additionally, it includes a loss of EUR 22 million related to the sale of independent financial advisor Positive Solutions in the United Kingdom.

Other charges of EUR 52 million in 2012 mainly include a charge of EUR 26 million related to a settlement of the termination of a Bank-Owned Life Insurance contract in the United States and EUR 16 million related to the Hungarian bank tax. Due to regulation changes in Hungary, the bank tax has been replaced by a recurring insurance tax for which charges are recognized in operating expenses effective January 1, 2013.

22	Unaudited

11. Income tax

In the fourth quarter of 2013, the Americas has derecognized a part of the deferred tax asset for tax losses of one of its entities for an amount of EUR 50 million.

For 2013, there is an offsetting beneficial impact on the deferred tax position as a result of the decreasing corporate income tax rate in the United Kingdom. The corporate income tax rate in the United Kingdom will decrease from 23% in 2013 to 21% as from April 1, 2014, and to 20% as from April 1, 2015.

12. Intangible assets

EUR millions	Dec. 31, 2013	Dec. 31, 2012

Goodwill	211	266
VOBA	1,742	1,777
Future servicing rights	239	383
Software	50	50
Other	4	9
Total intangible assets	2,246	2,485

The Polish government enacted into legislation its pension reform proposal. The outcome adversely impacts Aegon’s Polish pension business growth and profitability from current in-force business. As a result, Aegon impaired intangibles related to this business: goodwill (EUR 53 million); future servicing rights (EUR 110 million); and DPAC write offs (EUR 29 million). The DPAC write offs are included in the deferred expenses and rebates (note 17).

13. Investments

EUR millions	Dec. 31, 2013		Dec. 31, 2012

Available-for-sale (AFS)	95,635		106,119
Loans	33,409		31,712
Financial assets at fair value through profit or loss (FVTPL)	4,833		5,563
Financial assets, excluding derivatives	133,877		143,394
Investments in real estate	1,532		1,627
Total investments for general account	135,409		145,021

Total financial assets, excluding derivatives
	AFS	FVTPL	Loans	Total

Shares	787	1,250	-	2,036
Debt securities	88,162	1,350	-	89,511
Money market and other short-term investments	5,524	449	-	5,974
Mortgages	-	-	29,245	29,245
Private loans	-	-	1,783	1,783
Deposits with financial institutions	-	-	292	292
Policy loans	-	-	1,955	1,955
Other	1,163	1,784	135	3,082
December 31, 2013	95,635	4,833	33,409	133,877

	AFS	FVTPL	Loans	Total

Shares	824	1,043	-	1,867
Debt securities	95,394	1,431	-	96,825
Money market and other short-term investments	8,687	1,084	-	9,771
Mortgages	-	-	28,350	28,350
Private loans	-	-	1,012	1,012
Deposits with financial institutions	-	-	96	96
Policy loans	-	-	2,103	2,103
Other	1,214	2,005	151	3,370
December 31, 2012	106,119	5,563	31,712	143,394

Unaudited	23

14. Investments for account of policyholders

EUR millions	Dec. 31, 2013	Dec. 31, 2012
Shares	25,423	24,874
Debt securities	33,531	34,682
Money market and short-term investments	850	1,480
Deposits with financial institutions	3,006	2,087
Unconsolidated investment funds	100,822	88,400
Other	404	437
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	164,037	151,960
Investment in real estate	996	1,008
Total investments for account of policyholders	165,032	152,968

15. Derivatives

The movements in derivative balances mainly result from changes in interest rates and other market conditions.

16. Fair value

The table below provides an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy

EUR millions	Level I	Level II	Level III	Total
Financial assets carried at fair value
Available-for-sale investments
Shares	202	262	322	787
Debt securities	20,815	64,184	3,162	88,162
Money markets and other short-term instruments	-	5,524	-	5,524
Other investments at fair value	25	312	826	1,163
December 31, 2013	21,043	70,282	4,310	95,635

Fair value through profit or loss
Shares	1,120	130	-	1,250
Debt securities	64	1,268	17	1,350
Money markets and other short-term instruments	95	354	-	449
Other investments at fair value	-	567	1,217	1,784
Investments for account of policyholders [1]	99,040	63,008	1,989	164,037
Derivatives	69	13,134	328	13,531
December 31, 2013	100,388	78,461	3,552	182,401
Total financial assets at fair value	121,431	148,744	7,862	278,036

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	12,872	19,641	114	32,628
Borrowings [3]	517	500	-	1,017
Derivatives	24	10,383	1,431	11,838
Total financial liabilities at fair value	13,413	30,524	1,545	45,482

1 The investments for account of policyholders included in the table above represents those investments carried at fair value through profit or loss.

2 The investment contracts for account of policyholders included in the table above represents those investment contracts carried at fair value.

3 Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

24	Unaudited

Significant transfers between Level I and II

Aegon’s policy is to record transfers of assets and liabilities between Level I and Level II at their fair values as of the beginning of each reporting period. During 2013, the amount of assets and liabilities transferred from Level II to Level I was EUR 473 million. Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

The table below shows transfers between Level I and II for financial assets and financial liabilities recorded at fair value on a recurring basis during the year ended December 31, 2013:

Fair value transfers
EUR millions	Transfers Level I to Level II	Transfers Level II to Level I
Financial assets carried at fair value available-for-sale investments
Shares	-	1
Debt securities	1	209
December 31, 2013	2	210

Fair value through profit or loss
Investments for account of policyholders	-	263
December 31, 2013	-	263
Total financial assets at fair value	2	473

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (Level III), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Roll forward of Level III financial instruments
	January 1, 2013	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Transfers from Level I and Level II	Transfers to Level I and Level II	December 31, 2013	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2013 ³
Financial assets carried at fair value available-for-sale investments
Shares	376	4	14	44	(98)	(11)	(6)	1	(1)	322	-
Debt securities	2,643	4	98	1,285	(192)	(466)	(80)	488	(619)	3,162	-
Other investments at fair value	883	(106)	73	134	(51)	(70)	(37)	-	-	826	-
	3,902	(98)	185	1,464	(342)	(546)	(123)	489	(620)	4,310	-

Fair value through profit or loss
Debt securities	13	(2)	-	-	-	(1)	(1)	10	(2)	17	1
Other investments at fair value	1,416	145	-	53	(360)	-	(56)	106	(86)	1,217	146
Investments for account of policyholders	1,715	197	-	338	(407)	-	(15)	210	(50)	1,989	153
Derivatives	301	2	-	47	(15)	-	(7)	-	-	328	(1)
	3,446	341	-	438	(782)	(1)	(78)	326	(139)	3,552	299

Financial liabilities carried at fair value
Investment contracts for account of policyholders	(109)	(20)	-	(3)	13	-	5	-	-	(114)	(19)
Derivatives	(2,317)	903	-	-	-	-	12	(30)	2	(1,431)	868
	(2,427)	883	-	(3)	13	-	17	(30)	2	(1,545)	848

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items Gains/ (losses) on revaluation of available-for-sale investments and (Gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period. During 2013, Aegon transferred certain financial instruments from Level I and Level II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level I and Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Unaudited	25

Similarly, during 2013, Aegon transferred certain financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

Overview of significant unobservable inputs
EUR millions	Carrying amount December 31, 2013	Valuation technique [1]	Significant unobservable input [2]	Range (weighted average)
Financial assets carried at fair value available-for-sale investments
Shares	203	Broker quote	n.a.	n.a.
	119	Other	n.a.	n.a.
	322

Debt securities
RMBS	276	Broker quote	n.a.	n.a.
	61	Other	n.a.	n.a.
CMBS	21	Broker quote	n.a.	n.a.
	7	Other	n.a.	n.a.
ABS	202	Discounted cash flow	Discount rate	3% - 8% (6.62%)
	2,030	Broker quote	n.a.	n.a.
	59	Other	n.a.	n.a.
Corporate bonds	212	Discounted cash flow	Credit spread	0.4% - 2.6% (2.33%)
	259	Broker quote	n.a.	n.a.
	16	Other	n.a.	n.a.
Sovereign debt	19	Broker quote	n.a.	n.a.
	3,162

Other investments at fair value
Tax credit investments	696	Discounted cash flow	Discount rate	8.2%
Other	126	Net asset value	n.a.	n.a.
	4	Other	n.a.	n.a.
	826
December 31, 2013	4,310

Fair value through profit or loss
Debt securities	17	Other	n.a.	n.a.
	17

Other investments at fair value
Real estate investments	591	Net asset value	n.a.	n.a.
Private equity investments	564	Net asset value	n.a.	n.a.
Hedge funds	62	Net asset value	n.a.	n.a.
	1,217

Derivatives [3]
Longevity swap	128	Discounted cash flow	Mortality	n.a.
Other	124	Other	n.a.	n.a.
	252
December 31, 2013	1,486

Total financial assets at fair value [3]	5,796

Financial liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	1,213	Discounted cash flow	Credit spread	0.50%
Other	218	Other	n.a.	n.a.
Total financial liabilities at fair value	1,431

1 Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.

2 Not applicable (n.a.) has been included when no significant unobservable assumption has been identified and used.

3 Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 76 million.

26	Unaudited

The valuation techniques included in the table above are described in more detail below:

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its investments in shares. Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Illiquidity adjustments are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

Available-for-sale shares include shares in the Federal Home Loan Bank for an amount of EUR 94 million that are measured at par, which are reported as part of Other. The bank has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the bank.

Residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS) and asset-backed securities (ABS)

Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations are based on a pricing hierarchy and depending on the asset type, the pricing hierarchy consists of a waterfall that starts with making use of market prices from indices and follows with making use of third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available, Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction. The most significant unobservable input is illiquidity premium which is embedded in the discount rate.

Corporate bonds

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases, the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjust this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences.

Tax credit investments

The fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits/tax benefits (and the timing of those cash flows). These inputs are unobservable in the market place.

Real estate investments, private equity investments and hedge funds

The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

Sovereign debt

When available, Aegon uses quoted market prices in active markets to determine the fair value of its sovereign debt investments. When Aegon cannot make use of quoted market prices, market prices from indices or quotes from third-party pricing services or brokers are used.

Unaudited	27

Derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (OTC) derivatives represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

Derivatives at fair value through profit or loss consist of a longevity derivative. The payout of the longevity derivative is linked to an annually publicly available mortality table. The derivative is measured using the present value of the best estimate of expected payouts of the derivative plus a risk margin. The best estimate of expected payouts is determined using best estimate of mortality developments. Aegon determined the risk margin by stressing the best estimate mortality developments to quantify the risk and applying a cost-of-capital methodology. The most significant unobservable input for these derivatives is the (projected) mortality development.

Aegon normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA master netting agreements for each of the Group’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Embedded derivatives in insurance contracts including guarantees

Certain bifurcated guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States, United Kingdom and Japan which are offered on some variable annuity products and are also assumed from a ceding company; minimum interest rate guarantees on insurance products offered in the Netherlands, including group pension and traditional products; and guaranteed minimum accumulation benefits on segregated funds sold in Canada.

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic techniques under a variety of market return scenarios. A variety of factors are considered including credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is credit spread.

The expected returns are based on risk-free rates. Aegon added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts.

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Assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

In the third quarter of 2013, Aegon updated the way it extrapolates yield curves beyond market observable maturities. The discount rates converge lineary in 10 years to an Ultimate Forward Rate of 4.25% from the last liquid point at 30 years. The uniform last liquid point for all Aegon’s major currencies (USD, GBP and EUR) is set at 30 years. Additionally, Aegon updated the manner in which it estimates guarantees embedded within individual life contracts in the Netherlands. The impact of these updates was EUR 27 million negative.

Effect of reasonably possible alternative assumptions
EUR millions	Carrying amount December 31, 2013	Significant unobservable input	Note	Effect of reasonably possible alternative assumptions (+/-)
				increase	decrease
Financial assets carried at fair value available-for-sale investments
Debt securities
ABS	202	Discount rate	a	19	(20)
Corporate bonds	212	Credit spread	b	25	(19)

Other investments at fair value
Tax credit investments	696	Discount rate	c	13	(13)

Fair value through profit or loss
Derivatives	128	Mortality	d	11	(17)

Financial liabilities carried at fair value
Embedded derivatives in insurance contracts	1,213	Credit spread	e	37	(36)

The table above presents the impact on a fair value measurement of a change in an unobservable input. The impact of changes in inputs may not be independent, therefore the descriptions provided below indicate the impact of a change in an input in isolation.

a)	The primary unobservable assumptions used in fair value measurement of asset backed securities is in general a liquidity premium in the discount rate. Changing the liquidity premium changes the discount rate when using the discounted cash flow model. Increasing or decreasing the liquidity premium respectively decreases or increases the value of the investment. Aegon adjusted the discount rate with 100 basis points up or down for this input.

b)	For corporate bonds, the most significant unobservable input for the valuation of these securities is the credit spread. An increase in credit spread results in a lower valuation, while a decrease in credit spread results in a higher valuation. Aegon adjusted the discount rate by 50 basis points up or down for this input.

c)	Tax credit investments are measured at fair value using an internal model. The most significant unobservable input for valuation of these tax credits is the discount rate. Increasing or decreasing the discount rate would result in respectively a lower or higher valuation. Aegon adjusted the discount rate by 50 basis points up or down for this input.

d)	The derivative included is a longevity index derivative. Most significant unobservable input is expected mortality. Changing the expected mortality changes the cash flow expectations from this derivative. Increasing (decreasing) the mortality rates decreases (increases) the value of the investment. Aegon adjusted longevity with 2% up or down for this input, compared to the expected mortality in determining the value of this derivative.

e)	To determine the fair value of the bifurcated embedded derivatives related to guarantees, a discount rate is used including credit spread. An increase in the credit spread results in lower valuation, while a decrease results in a higher valuation of the embedded derivatives. Aegon increased or decreased the credit spread by 20 basis points.

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Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
EUR millions	Carrying amount December 31, 2013	Total estimated fair value December 31, 2013

Assets
Mortgage loans - held at amortized cost	29,245	32,869
Private loans - held at amortized cost	1,783	1,888
Other loans - held at amortized cost	2,381	2,381

Liabilities
Trust pass-through securities - held at amortized cost	135	122
Subordinated borrowings - held at amortized cost	44	62
Borrowings – held at amortized cost	11,003	11,291

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

17. Deferred expenses and rebates

EUR millions	Dec. 31, 2013	Dec. 31, 2012

DPAC for insurance contracts and investment contracts with discretionary participation features	11,189	10,681
Deferred cost of reinsurance	496	558
Deferred transaction costs for investment management services	356	405
Total deferred expenses and rebates	12,040	11,644

18. Share capital

EUR millions	Dec. 31, 2013	Dec. 31, 2012

Share capital - par value	325	319
Share premium	8,375	8,780
Total share capital	8,701	9,099

Share capital - par value
Balance at January 1	319	310
Issuance	84	2
Withdrawal	(82)	-
Share dividend	5	7
Balance	325	319

Share premium
Balance at January 1	8,780	8,787
Withdrawal	(400)	-
Share dividend	(5)	(7)
Balance	8,375	8,780

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On February 15, 2013, Aegon and Vereniging Aegon (“the Association”) announced their agreement to cancel all of Aegon’s preferred shares, of which the Association was the sole owner. Following the approval of the new capital structure by the Annual General Meeting of Shareholders on May 15, 2013, Aegon has exchanged all preferred shares for EUR 400 million in cash, the equivalent of EUR 655 million in common shares and EUR 83 million of dividends on the preferred shares.

Based on the volume-weighted average price of Aegon common shares on Euronext Amsterdam from February 15 up to, and including, February 28, 2013, of EUR 4.86, the preferred shares were converted into 121 million common shares and 566 million common shares B. Following the conversion, the Association holds a total of 293 million common shares and 566 million common shares B.

In addition, in the second quarter of 2013, Vereniging Aegon exercised its option right to purchase 13 million common shares B for EUR 0.1275 per share to correct the dilution caused by the issuance of shares bringing the total of common shares B held by Vereniging Aegon at 579 million.

Basic and diluted earnings per share

EUR millions	Q4 2013	Q4 2012	FY 2013	FY 2012

Earnings per share (EUR per share)
Basic earnings per common share	0.06	0.20	0.29	0.70
Basic earnings per common share B	-	-	0.01	-
Diluted earnings per common share	0.06	0.20	0.29	0.70
Diluted earnings per common share B	-	-	0.01	-
Earnings per share calculation
Net income attributable to equity holders of Aegon N.V.	173	431	846	1,581
Preferred dividend	-	-	(83)	(59)
Coupons on other equity instruments	(47)	(49)	(167)	(195)
Earnings attributable to common shares and common shares B	126	382	596	1,327

Earnings attributable to common shareholders	125	382	593	1,327
Earnings attributable to common shareholders B	1	-	3	-

Weighted average number of common shares outstanding (in million)	2,090	1,943	2,035	1,907
Weighted average number of common shares B outstanding (in million)	579	-	366	-

Diluted earnings per share is calculated by adjusting the average number of shares outstanding for share options. During 2013 and 2012, the average share price did not exceed the exercise price of these options. As a result, diluted earnings per share do not differ from basic earnings per share.

Dividend

It will be proposed to the Annual General Meeting of Shareholders on May 21, 2014, absent unforeseen circumstances, to pay a dividend for the year 2013 of EUR 0.22 per common share. After taking into account the interim dividend 2013 of EUR 0.11 per common share, this will result in a final dividend of EUR 0.11 per common share. Dividend for the year and final dividend 2013 per common share B are EUR 0.0055 and EUR 0.0028 respectively. The interim dividend 2013 was paid in cash or stock at the election of the shareholder. Stock dividend amounts to one new Aegon common share for every 50 common shares held. The stock dividend and cash dividend are approximately equal in value. The interim dividend was payable as of September 13, 2013. The interim dividend 2013 for common shares B is EUR 0.0028, fully paid in cash.

The Annual General Meeting of Shareholders on May 15, 2013, approved a final dividend over 2012 payable in either cash or stock related to the second half of 2012, paid in the first half of 2013. The cash dividend amounted to EUR 0.11 per common share, and the stock dividend amounted to one new Aegon common share for every 47 common shares held. The stock dividend and cash dividend are approximately equal in value. No dividends were paid on common shares B.

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Approximately 55% of shareholders have elected to receive the cash dividend. The remaining 45% have opted for stock dividend. Aegon repurchased common shares to neutralize the dilutive effect of the 2013 interim dividend paid in shares. Between September 17, 2013, and October 14, 2013, 19,047,358 common shares were repurchased under the share buyback program, at an average price of EUR 5.6233 per share.

19. Borrowings

EUR millions	Dec. 31, 2013	Dec. 31, 2012

Debentures and other loans	11,830	13,219
Commercial paper	135	413
Short-term deposits	16	17
Bank overdrafts	39	93
Total borrowings	12,020	13,742

Debentures and other loans

Included in Debentures and other loans is EUR 1,017 million relating to borrowings measured at fair value (2012: EUR 1,050 million).

On March 26, 2013, Aegon signed an agreement with a third party to sell class A mortgage backed securities (RMBS) amounting to EUR 750 million. These securities consist of two tranches:

t	EUR 100 million of class A1 notes with an expected weighted average life of two years and priced with a coupon of three month Euribor plus 0.40%; and
t	EUR 650 million of class A2 notes with an expected weighted average life of five years and priced with a coupon of three month Euribor plus 0.82%.

On June 3, 2013, Aegon redeemed USD 750 million senior notes (EUR 580 million), which matured.

In August, 2013, Aegon repaid EUR 1,168 million Saecure 6 Mortgage Backed Notes using the first optional redemption date.

Commercial paper, Short-term deposits and Bank overdrafts vary with the normal course of business.

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20. Offsetting, enforceable master netting arrangements and similar agreements

The following table provides details relating to the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and recognized financial liabilities.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
				Related amounts not set off in the statements of financial position
EUR millions	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Financial instruments	Cash collateral received (excluding surplus collateral)	Net amount
Derivatives	13,217	30	13,187	9,728	2,964	496
December 31, 2013	13,217	30	13,187	9,728	2,964	496

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
				Related amounts not set off in the statements of financial position
EUR millions	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Financial instruments	Cash collateral pleged (excluding surplus collateral)	Net amount
Derivatives	10,419	30	10,389	9,885	86	418
December 31, 2013	10,419	30	10,389	9,885	86	418

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
				Related amounts not set off in the statements of financial position
EUR millions	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Financial instruments	Cash collateral received (excluding surplus collateral)	Net amount
Derivatives	20,685	40	20,645	15,267	4,900	478
December 31, 2012	20,685	40	20,645	15,267	4,900	478

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
				Related amounts not set off in the statements of financial position
EUR millions	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Financial instruments	Cash collateral pleged (excluding surplus collateral)	Net amount
Derivatives	15,335	40	15,295	14,818	136	341
December 31, 2012	15,335	40	15,295	14,818	136	341

Financial assets and liabilities are offset in the statement of financial position when the Group has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis, or to realize the asset and settle the liability simultaneously.

Aegon mitigates credit risk in derivative contracts by entering into collateral agreements, where practical, and in ISDA master netting agreements for each of the Aegon’s legal entities to facilitate Aegon’s right to offset credit risk exposure. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by Aegon or its counterparty. Transactions requiring Aegon or its counterparty to post collateral are typically the result of over-the-counter derivative trades, comprised mostly of interest rate swaps, currency swaps and credit swaps. These transactions are conducted under terms that are usual and customary to standard long-term borrowing, derivative, securities lending and securities borrowing activities, as well as requirements determined by exchanges where the bank acts as intermediary.

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21. Commitments and contingencies

KoersPlan

On June 14, 2013, the Supreme Court denied Aegon’s appeal and confirmed the ruling of the Court of Appeal from 2011 in the KoersPlan case. Aegon will compensate the approximately 35,000 policyholders of KoersPlan-products who were plaintiffs in the litigation. The provisions recorded are sufficient to cover the compensation for these plaintiffs.

There have been no other material changes in contingent assets and liabilities as reported in the 2012 consolidated financial statements of Aegon.

22. Acquisitions/Divestments

Fidem Life

On February 8, 2013, Aegon closed the acquisition of 100% of Fidem Life, a life insurance company in Ukraine. Fidem Life is rebranded “Aegon Ukraine” and is integrated into the governance and management structure of Aegon CEE.

Unnim

On May 7, 2013, Aegon has finalized exiting its life, health and pension joint venture with Unnim and sold its 50% stake to Unnim for a total consideration of EUR 353 million. The sale resulted in a book gain of EUR 102 million before tax.

Strategic partnership with Banco Santander

On June 3, 2013, Aegon agreed an exclusive 25-year strategic partnership with Banco Santander, Spain’s largest financial group, first announced last December. Under the terms of the agreement, Aegon has acquired a 51% stake in both a life insurance company as well as in a non-life insurance company for a consideration of EUR 220 million. The joint ventures will distribute life and general insurance products through Banco Santander’s extensive branch network. Aegon Spain will provide back-office services to the joint venture companies.

Positive Solutions

On June 12, 2013, Aegon UK announced the sale of national independent financial advisor (IFA) Positive Solutions to Intrinsic Financial Services. The loss on the sale amounts to EUR 22 million. The sale is completed in the third quarter.

CAM

On July 19, 2013, the sale of Aegon’s 50% stake in its life insurance partnership originally established with Caja de Ahorros del Mediterráneo (CAM), recorded as an associate, was closed. The consideration amounted to EUR 449.5 million and resulted in a book gain of EUR 74 million.

Czech pension company

On December 30, 2013, Aegon Czech Republic has completed the sale of its local pension business. The consideration amounted to EUR 6 million and resulted in a book loss of EUR 7 million.

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Disclaimers

Cautionary note regarding non-IFRS measures

This document includes the non-IFRS financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS measures is provided in note 3 ‘Segment information’of Aegon’s Condensed Consolidated Interim Financial Statements. Aegon believes that its non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results and financial condition presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

t	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom.
t	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds.
t	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties.
t	Consequences of a potential (partial) break-up of the euro or the potential independence of Scotland from the United Kingdom.
t	The frequency and severity of insured loss events.
t	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products.
t	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations.
t	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels.
t	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates.
t

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness.

t	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets.
t

Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers.

t	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates.
t

Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations.

t	Acts of God, acts of terrorism, acts of war and pandemics.
t	Changes in the policies of central banks and/or governments.
t

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition.

t

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries.

t	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain.
t	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business.
t

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows.

t	Customer responsiveness to both new products and distribution channels.
t	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products.
t	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, may affect Aegon’s reported results and shareholders’ equity.
t

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions.

t	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and
t	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Corporate and shareholder information

Headquarters

Aegon N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

Telephone	+ 31 (0) 70 344 32 10

aegon.com

Group Corporate Communications & Investor Relations

Media relations

Telephone	+ 31 (0) 70 344 89 56

E-mail	gcc@aegon.com

Investor relations

Telephone	+ 31 (0) 70 344 83 05

or 877 548 96 68 - toll free, USA only

E-mail	ir@aegon.com

Publication dates quarterly results

May 15, 2014	Results first quarter 2014

August 14, 2014	Results second quarter 2014

November 13, 2014	Results third quarter 2014

Aegon’s Q4 2013 press release and Financial Supplement are available on aegon.com.

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About Aegon

As an international insurance, pensions and asset management company based in The Hague, Aegon has businesses in over 25 markets in the Americas, Europe and Asia. Aegon companies employ over 26,500 people and have millions of customers across the globe. Further information: aegon.com.